UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  June 2004           File No.    0-49917

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

News Release dated June 17, 2004

2.

News Release dated June 24, 2004

3.

News Release dated July 19, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

        No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  August 24, 2004                             Signed:   /s/ Brian Fairbank

                                                                                    Brian Fairbank,

                                                                                    President and CEO

Nevada Geothermal Power Inc.

Grants Options

TSX Venture Exchange – “NGP”

OTCBB – “NGLPF                                                                                                                     June 17, 2004

Vancouver, B.C., Nevada Geothermal Power Inc. (NGP) announced that it has granted 280,000 incentive stock options to certain employees and consultants which are exercisable at $0.50 per share for a period of 5 years. The options have been granted pursuant to the Company’s Incentive Share Option Plan, and any shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date of the grant.

Nevada Geothermal Power Inc. is an alternative renewable energy company focused on the development of geothermal projects in the Nevada to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Investor Inquiries

Brian D. Fairbank, P. Eng.

Shelley Kirk

President & CEO

Nevada Geothermal Power Inc.

Telephone: 604-688-1553

Telephone: 604-633-1822

Facsimile: 604-688-5926

Toll Free: 866-688-0808

Email: fairbank@integrate.ca

Email: sfkirk@nevadageothermal.com

Dale Paruk

Coal Harbor Communications

Telephone: 604-699-8620

Toll Free: 866-405-3954

Email: info@coal-harbor.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

New Drilling to Expand
Blue Mountain Geothermal Potential

TSX Venture Exchange – “NGP”

OTCBB – “NGLPF”                                                                          June 24, 2004

Vancouver, B.C. - Nevada Geothermal Power Inc. (NGP: TSX-V) will conduct further testing of its successful Deep Blue No. 2 (DB-2) well in July and is on schedule for production drilling later this year based on positive results from the on-going program. Two deep wells (DB-1 and - 2), within a six square kilometer thermal anomaly, intersected superheated 150-167°C (300-333°F) water. Geothermal reservoirs at 150°C generate electrical power using zero-emission, binary turbine technology at several geothermal sites in Nevada.

Successful tests of the DB-2 well, recently completed to 1128-metres (3700-feet), have resulted in the Company moving to the next stage in becoming an economic power producer. DB-2 well temperatures exceed those in DB-1 and confirm that the inferred geothermal resource occurs between the two wells over an area at least one kilometer wide. A potential production zone occurs at approximately 520-700 metres below surface. Permits for flow testing have been obtained and testing at DB-2 will continue through July and August. The Company has received sufficient initial information on the depth, thickness and temperature of the potential geothermal production zone, and host rock permeability, that management has the confidence to move into the next stage of production drilling and other feasibility work for the initial power plant.

The thermal area at least 6 square kilometers (two square miles) in aerial extent, indicated by temperature gradient drilling is open in all directions. The DB-1 and -2 deep wells penetrating the top of the resource are located within this zone. The Company has submitted permit applications and will drill ten additional temperature gradient wells outward from the known 6 square kilometer area which is expected to increase the area of the indicated thermal anomaly and determine the geothermal system outer boundaries. This drilling will lead to an interpretation of the size of the reservoir and a new power capacity estimate for the inferred resource.

Gradient drilling will begin in mid-July and continue through August. Two large diameter production test wells are planned in fall 2004.

Year in Review

• Awarded US Department of Energy Cost-Share Contract for US$823,690

• Completed $1,582,000 Private Placement

• Drilled successful DB-2 to 1128 meters which measured temperatures up to 167°C (330°F) confirming a significant high temperature geothermal resource at shallow depths.

• Acquired Pumpernickel Geothermal leases in Nevada from Newmont USA Limited.

NGP anticipates a period of continued development at the Blue Mountain Geothermal Project and additional project acquisitions.

Nevada Geothermal Power Inc. is an alternative renewable energy company focused on the development of geothermal projects in the Nevada to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Investor Inquiries

Brian D. Fairbank, P. Eng.

Shelley Kirk

President & CEO

Nevada Geothermal Power Inc.

Telephone: 604-688-1553

Telephone: 604-633-1822

Toll Free: 604-688-5926

Toll free: 866-688-0808

Email: fairbank@intergate.ca

Email: sfkirk@nevadageothermal.com

Dale Paruk

Coal Harbor Communications

Telephone: 604-699-8620

Toll Free: 866-405-3954

Email: info@coal-harbor.com

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Power Inc.
Announces $750,000 Private Placement Financing

TSX Venture Exchange – “NGP”

OTCBB – “NGLPF”                                                                                         July 19, 2004

Vancouver, B.C., Nevada Geothermal Power Inc. is pleased to announce a non-brokered private placement offering up to 1,500,000 Units at $0.50 per Unit, each Unit consists of one common share and one non-transferable share purchase warrant (a “Warrant”). One whole Warrant will entitle the holder to purchase one additional common share of the Issuer for a period of 24 months from the date of issue at a price of $0.80 per warrant share. The Offering includes an accelerator such that if, after six months from closing, the closing price per Share of the Issuer on the TSX Venture Exchange is CAD $1.10 or higher for a period of twenty consecutive trading days, then the Warrants must be exercised or they expire.

The offering is up to a maximum of $750,000. If all the warrants are exercised, additional proceeds to the Company would be $1,200,000 or gross proceeds of $1,950,000. The Units offering will be close on or before August 31, 2004 or such other date as may be approved by the securities regulatory authorities. All Units are subject to a four-month hold period in accordance with the applicable securities laws.

Proceeds realized by Nevada Geothermal Power from the private placement, after payment of all expenses of the offering, will be used to fund geothermal property acquisitions, further work on the Company’s Blue Mountain and Pumpernickel Geothermal Projects in Nevada and for general working capital.

The Issuer may, in appropriate circumstances, pay a finders fee in connection with the sale of all or a portion of the Units. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Investor Inquiries

Brian D. Fairbank, P. Eng.

Shelley Kirk

President & CEO

Nevada Geothermal Power Inc.

Telephone: 604-688-1553

Telephone: 604-633-1822

Facsimile: 604-688-5926

Toll Free: 866-688-0808

Email: fairbank@intergate.com

Email: sfkirk@nevadageothermal.com

Dale Paruk

CoalHarbor Communications

Telephone: 604-699-8620

Toll Free: 866-405-3954

Email: info@coal-harbor.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements over the next several months.

"This is not an offer of securities for sale in the United States. The securities offered have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration."

This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein